Exhibit 99.1

DayDayCook Names Jeffrey Ervin as Co-Chief Financial Officer

Former CEO of U.S. listed public company brings capital markets and investor engagement experience to DDC while overseeing U.S. financial operations

NEW YORK, June 25, 2024 (Business Newswire) – DDC Enterprise, Ltd., (NYSEAM: DDC) (“DayDayCook,” “DDC,” or the “Company”), a leading content-driven food consumer brand, today announced that Jeffrey Ervin, has been named Co-Chief Financial Officer, effective immediately. Mr. Ervin will initially be focused on leveraging his background in U.S. capital markets to oversee the financial controls, reporting requirements, and aid in investor engagement for DayDayCook.

“Jeff’s background as a public company CEO, along with his extensive experience in corporate finance, will be instrumental in establishing DayDayCook in the U.S. financial markets” said Norma Chu, DayDayCook’s founder and CEO. “With our recently announced acquisitions, we are expecting significant growth in our U.S. operations as we expand distribution and improve time-to-market for our brands.  Jeff’s experience in managing acquisition integration and capital needs of a fast-growing company, as well as his experience managing investor engagement, will be instrumental in our journey to become an Asian food powerhouse.”

Mr. Ervin has more than 20 years of experience in senior corporate and financial roles. Most recently he was the Chairman and Chief Executive Officer of IMAC Holdings (Nasdaq: BACK), where he successfully launched the company through its IPO and served as the primary liaison for shareholders and the investment community. Prior to this he was the VP of Finance for Medicare.com, a private online healthcare marketing and technology firm.  Earlier, Mr. Ervin was VP of Finance for the Baptist Hospital System, where he sourced and performed diligence on private equity investment opportunities. He received his M.B.A from Vanderbilt University and his B.S. in finance from Miami University.

“DayDayCook is an exciting organization and its brands represent Norma’s magnetic personality and mission for the Company,” said Jeffrey S. Ervin.  “The Company is positioned for growth in a fragmented Asian food category at a time when consumers increasingly seek access to quality products that deliver nutrition and value.  I am grateful for the opportunity to join a distinguished team at a pivotal time in the Company’s growth strategy.”

The Compensation Committee of DDC’s Board of Directors granted an option award covering 100,000 shares of DDC’s Class A Ordinary Shares to Mr. Ervin subject to the terms of DDC’s 2023 Employee Share Option Plan which vests over a four-year period, subject to continued employment through each vesting date. The award was granted as a material inducement to employment in accordance with the NYSE Listed Company Manual Rule 303A.08.

About DayDayCook – A Leader in Food Innovation

Founded in 2012, DayDayCook is a leading content-driven consumer brand offering easy and  convenient ready-to-heat, ready-to-cook and ready-to-eat Asian food products. The company focuses on innovative and healthy meal solutions with a fast-growing omnichannel sales network in China and the U.S., and through a strong online presence globally. The Company builds brand recognition through culinary and lifestyle content across major social media and e-commerce platforms.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact:

Investors:

Head of Investor Relations

Kyle Gusé

kyle.guse@daydaycook.com

CORE IR
Matt Blazei
mattb@coreir.com

Media:
DDC Enterprise Ltd.

Chris Cheung